As filed with the Securities and Exchange Commission on October 21, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

KKR Real Estate Select Trust Inc.

(Name of Issuer)

KKR Real Estate Select Trust Inc.

(Name of Person(s) Filing Statement)

Class I, Class D, Class S and Class U Shares of Common Stock

(Title of Class of Securities)

49836N502, 49836N304, 49836N106 and 49836N403

(CUSIP Number of class of securities)

Lori Hoffman

c/o KKR Registered Advisor LLC

30 Hudson Yards

New York, New York 10001

(212) 750-8300

(Name, Address and Telephone No. of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda, Esq.

Benjamin C. Wells, Esq.

Nathan D. Somogie, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

October 21, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $10,259.32	Filing Party: KKR Real Estate Select Trust Inc.
Form or Registration No.: Schedule TO	Date Filed: September 18, 2025

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Explanatory Note

KKR Real Estate Select Trust Inc., a Maryland corporation (“KREST” or the “Fund”) is filing this Amendment (the “Final Amendment”) to our Final Amendment of the Tender Offer Statement on Schedule TO-I/A (the “Original Final Amendment”), which was filed with the U.S. Securities and Exchange Commission on October 21, 2025, relating to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on September 18, 2025 by the Fund in connection with an offer by the Fund (the “Offer”) to repurchase its shares of beneficial interest (the “Shares”) in an amount up to 5% of the total net asset value of the Fund’s outstanding shares.

The purpose of this Amendment is to correct a hyperlinking error with respect to Exhibit (c) in the Original Final Amendment. Except as set forth above, no changes were made to the Original Final Amendment.

Exhibits.

(c)	KREST Q4 2025 Tender Offer Communication

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Lori Hoffman
Name: Lori Hoffman
Title: Chief Legal Officer and Secretary

Dated: November 17, 2025